Yucheng Technologies Reports Third Quarter Financial Results

BEIJING, November 11, 2010 /PRNewswire-Asia-FirstCall/ –– Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT Solutions to the financial services industry in China, today announced unaudited financial results for the three-month period ended September 30, 2010.

“In the third quarter, Yucheng continued to see the positive results from our operational improvement in addition to benefiting from strong the seasonal demand. We expect the trend to continue into the fourth quarter,” said Mr. Hong Weidong, CEO of Yucheng Technologies.

“We have agreed in principle on a transaction to sell the POS business to a team that is composed of the management team of the POS business and investors. The transaction is expected to close before the end of the year. I am very excited about the divesture of the POS business and looking forward to focusing our resources completely on our core business in the 2011,” added Mr. Hong.

Third Quarter 2010 Financial Highlights

–	Fully diluted non-GAAP EPS was USD0.11, as compared to USD0.16 in the third quarter of 2009 and USD 0.09 in the second quarter of 2010.
–	Total net revenues registered USD16.9 M, a 0.7% decrease year-over-year and a 25.6% increase quarter-over-quarter.
–	Software & Solutions revenues totaled USD14.0 M, an1.2% increase year-over year and a 32.2% increase quarter-over-quarter.
–	SG&A expenses totaled USD 6.1M, excluding stock based compensation expenses of USD 0.5 M, increased 2.5% year-over-year.

Business Outlook

Yucheng has continued to see strong demand for its Software & Solutions business during the third quarter of 2010 across all its solution lines, including Channel Solutions, Business Solutions and Management Solutions. We are capitalizing the opportunities on the new foreign banks’ entry into the Chinese market as well as the strong demand for more corresponding solutions by those foreign banks that have been in the Chinese market for a number of years and see their business rapidly growing to the next level. Another customer segment that has also been driving the demand for IT solutions is rural credit unions. As their businesses grow, they are in the market for more sophisticated IT solutions such as loan management and potentially the next generation e-banking that will help them further grow their businesses. Our leading loan management solutions continued the rising trend in the market, starting to penetrate into more joint stock banks after their successful streak in the rural credit unions.

We continued to the winning trend in the business development area during the third quarter. The number of RFPs in which we participated during the third quarter of 2010 increased by 100.0% compared with the same period of a year ago, and the number of RFPs that we won increased by 136.4%. The number of RFPs in which we participated for our traditionally strong solutions, including e-banking, loan management, risk management, and business intelligence, increased by 100.0% year-over-year while the winning RFPs increased by a even higher rate indicating the winning ratio is significantly improving.

We are also seeing the results of our initiatives to rationalize our client base and client structure to focus more of our resources on quality clients, including big four banks, joint stock banks, national policy banks, provincial level city commercial banks, and provincial level rural credit unions. We added five major customers in the third quarter, all of which we expect to be major customers in the next few years.

Third Quarter Financial Results

The table below is provided to give greater insight into our POS business, beyond what is available in our consolidated financial statements. The revenue and cost of revenue numbers on the following page are provided on a net presentation basis.

Summary of Selected Unaudited Financial Results for the Third Quarter of 2010
(Numbers are in USD thousands, except shares outstanding, earnings per share and percentages)

	Q3 2010				Q3 2009
	CORE		POS		CORE		POS		CORE	POS
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Y-O-Y Change	Y-O-Y Change

Revenues	15,795	100.0%	1,117	100.0%	16,044	100.0%	995	100.0%	-1.6%	12.2%
Software & Solutions	13,979	88.5%	-	-%	13,812	86.1%	-	-%	1.2%
POS	-	-%	1,117	100.0%	-	-%	995	100.0%		12.2%
Platform & Maintenance Services	1,816	11.5%	-	-%	2,232	13.9%	-	-%	-18.6%
Cost of Revenues	8,154	51.6%	525	47.0%	7,779	48.5%	549	55.1%	4.8%	-4.4%
Gross Profit	7,641	48.4%	592	53.0%	8,265	51.5%	446	44.9%	-7.5%	32.7%
Operating Expenses	5,646	35.7%	885	79.2%	5,156	32.1%	782	78.6%	9.5%	13.1%
R&D	230	1.5%	241	21.6%	502	3.1%	-	-%	-54.2%
SG&A	5,416	34.3%	644	57.6%	4,655	29.0%	782	78.6%	16.4%	-17.7%
Income from Operations	1,995	12.6%	-292	-26.2%	3,109	19.4%	-336	-33.8%	-35.8%	13.1%
Net Income (GAAP)	1,787	11.3%	-296	-26.5%	2,924	18.2%	-257	-25.8%	-38.9%	-15.1%
Amortization of Intangible Assets	43	0.3%	-	-%	336	2.1%	-	-%	-87.2%
Stock-based compensation cost	486	3.1%	-	-%	-	-%	-	-%
Non-GAAP Net Income	2,317	14.7%	-296	-26.5%	3,259	20.3%	-257	-25.8%	-28.9%	-15.1%
Basic GAAP EPS	0.09		(0.02)		0.16		(0.01)		-40.1%	-12.8%
Diluted GAAP EPS	0.09		(0.02)		0.16		(0.01)		-41.8%	-9.6%
Basic Non-GAAP EPS	0.12		(0.02)		0.18		(0.01)		-30.3%	-12.8%
Diluted Non-GAAP EPS	0.12		(0.02)		0.18		(0.01)		-32.3%	-9.6%
Basic Weighted Average Common Shares Outstanding	18,560,014		18,560,014		18,534,978		18,534,978		0.1%	0.1%
Diluted Weighted Average Common Shares Outstanding	19,163,566		19,163,566		18,602,874		18,602,874		3.0%	3.0%

Note: The United States dollar amounts in the above table are calculated based on an exchange rate of USD 1.00 = RMB 6.8290 for September 30, 2009 and USD 1.00 = RMB 6.7011 for September 30, 2010.

Revenues: Yucheng reported consolidated non-GAAP net revenues of USD 16.9M for the third quarter 2010, a decrease of 0.7% compared to the third quarter of 2009 and a 25.6% increase from the second quarter of 2010.

–
Software & Solutions: Software & Solutions registered revenues of USD 14.0M in the third quarter, an1.2% increase year-over-year, and a 32.2% increase sequentially. Software & Solutions accounted for 82.7% of total non-GAAP net revenues for the third quarter, as compared to 81.1% in the corresponding period of 2009and 78.5% in the second quarter of 2010.

–
Platform & Maintenance Services: Non-GAAP net revenues totaled USD 1.8M in the third quarter or 10.7% of total non-GAAP net revenues. Non-GAAP Platform & Maintenance Services revenues decreased by 18.6% year over year and increased 3.2% sequentially.

–
POS: POS generated revenues of USD 1.1M in the third quarter, representing 6.6% of total net revenues. Our POS revenues increased 12.2% compared to the third quarter of 2009 and decreased 1.4% compared to the second quarter of 2010.

Gross Profits: In the third quarter of 2010, Yucheng registered a gross profit of USD 8.2M, a 5.5% decrease year over year and a 20.7% increase sequentially.  Calculated on a non-GAAP net revenue basis, gross margins in the current quarter were 48.7%, down from 51.1% in the corresponding period of 2009 and down from 50.6% in the second quarter of 2010. The decline in gross margins is mainly attributable to a decline in Platform & Maintenance Services gross margin as there were no significant platform businesses in this quarter.

Sales, General and Administrative Expenses (SG&A): Consolidated SG&A expenses increased 11.5% from 5.4M in the third quarter of 2009 to 6.1M in the same quarter of 2010. Excluding the impact of stock based compensation expenses, consolidated SG&A expenses would have increased 2.5% to 5.6M year over year. Consolidated SG&A as a percentage of total non-GAAP net revenue was 35.8% in the third quarter, as compared to 31.9% in the third quarter of 2009 and 42.0% in the first quarter of 2010. Excluding the impact of stock based compensation expenses, a percentage of total non-GAAP net revenue would have been 33.0%.

–
SG&A as a percentage of non-GAAP net revenue for the Core business was 34.3% as compared to 29.0% in the third quarter of 2009 and 40.1% in the second quarter of 2010. Excluding the impact of stock based compensation expenses, SG&A as a percentage of non-GAAP net revenue for the Core business would have been 31.2% in current quarter.

–	POS SG&A as a percentage of non-GAAP net revenues was 57.6% in the third quarter of 2010 as compared to78.6% in the third quarter of 2009 and 62.2% in the second quarter of 2010.

Net Income: Yucheng recorded non-GAAP net income of USD 2.0M in the third quarter 2010, a decrease of 32.7% year over year and an increase of 23.6% quarter over quarter. GAAP net income was USD 1.5M for the current quarter, a decrease of 44.1% year over year and a decrease of 6.3% quarter over quarter. The decline was partly due to the impact of stock based compensation expenses.  Operating margins for the third quarter were 10.1% compared to 16.3% in the corresponding quarter of 2009 and 5.3% in the second quarter of 2010. The year over year decline in operating margins is attributable mainly to declining gross margins and increased stock based compensation expenses.

Earnings per Share: In the third quarter 2010, Yucheng’s EPS for fully diluted shares on a consolidated basis were USD 0.11 (non-GAAP) and USD 0.08 (GAAP) compared to USD 0.16 (non-GAAP) and USD 0.14 (GAAP) in the third quarter of 2009.

–	Core: Fully diluted EPS for the third quarter 2010 were USD 0.12 (non-GAAP) and USD 0.09 (GAAP) compared to USD 0.18 (non-GAAP) and USD 0.16 (GAAP) in the third quarter of 2009.

–	POS: On both a GAAP and non-GAAP basis, the fully diluted EPS of POS in the third quarter of 2010 was USD 0.02(loss) compared to USD0.01 (loss) in the corresponding period of 2009.

Cash: Yucheng’s cash position in the third quarter 2010 was USD 14.7M compared to USD 21.9M in the third quarter of 2009 and USD 13.0M in the second quarter of 2010.

Accounts Receivable: In the third quarter 2010, accounts receivable totaled USD 26.7M compared to USD 33.1M in the third quarter of 2009 and USD 29.8M in the second quarter of 2010. The gross basis DSOs was 154 days for the current quarter, as compared to165 days in the third quarter 2009 and 179 days in the second quarter of 2010.  When calculated on a pro forma basis, which accounts for the complete impact of agency services contracts, DSOs totaled 125 days in the third quarter, compared to 121 days in the same period last year and 123 days in the second quarter of 2010.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
Sep 30, 2010 and June 31, 2010

	2010.9.30	2010.06.30
	USD	USD

Assets
Current assets:
Cash and cash equivalent	14,740,357	12,965,241
Trade accounts receivable, net	26,740,660	29,808,060
Costs and estimated earnings in excess of billings on uncompleted contracts	20,863,019	16,153,615
Amounts due from related companies	1,275,613	2,406,138
Inventories	1,329,062	2,003,973
Pre-contract costs	4,807,340	4,736,122
Stock-based compensation cost	2,553,479	0
Other current assets	8,330,061	7,449,960

Total current assets	80,639,591	75,523,110

Investments in and advances to affiliates	4,468,956	4,310,204
Fixed assets	14,862,932	14,769,309
Less: Accumulated depreciation	(6,217,627)	(6,003,030)
Fixed assets, net	8,645,305	8,766,279
Intangible assets, net	4,801,753	4,807,313
Goodwill	28,205,757	27,832,776
Deferred income taxes - Non-current	3,281,441	3,235,287

Total assets	130,042,804	124,474,969

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
Sep 30, 2010 and June 31, 2010

	2010.9.30	2010.06.30
	USD	USD

Liabilities and stockholders' equity
Current liabilities:
Short term loan	15,072,152	14,725,589
Obligations under capital leases	105,021	181,125
Trade accounts payables	6,557,235	7,329,359
Billings in excess of costs and estimated earnings on uncompleted contracts	2,575,623	1,591,776
Employee and payroll accruals	227,450	2,167,879
Dividends payable to ex-owners	591,006	583,191
Deemed distribution to ex-owners	0	0
Due to related parties	382,578	0
Outstanding payment in relation to business acquisitions	17,962	17,725
Income taxes payable	1,876,873	1,674,162
Other current liabilities	7,223,710	6,344,891
Deferred income taxes - Current	437,041	410,389

Total current liabilities	35,066,653	35,026,085

Obligations under capital leases	0	0
Deferred income taxes	129,986	174,554

Total liabilities	35,196,639	35,200,639

Stockholders' equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued; Common stock, $0.0001 par value, authorized 60,000,000 shares; 17,580,935 and 18,560,014 shares issued and outstanding as of June 30, 2009 and September 30, 2009	2,985,872	2,946,296
Additional paid-in capital	57,559,661	56,798,609
Stock-based compensation	3,039,856	0
Reserves	6,437,057	6,351,936
Retained earnings	24,367,396	22,573,296
Accumulated other comprehensive loss	(417,852)	(369,755)
Minority interests	874,175	973,950

Total stockholders' equity	94,846,166	89,274,331

Liabilities and stockholders' equity	130,042,804	124,474,969

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Three months ended Sep 30, 2010 and 2009

	2010 Q3	2009 Q3
	USD	USD

Revenues:
Software & solutions	13,979,007	13,812,024
Platform & maintenance services (net)	1,815,616	2,231,617
POS	1,116,959	995,226
Total revenues (non-GAAP)	16,911,582	17,038,867
Platform pass-through costs	(15,111)	1,270,073

Total revenues	16,896,471	18,308,940

Cost of revenues:
Cost of revenues (net)	(8,678,084)	(8,327,561)
Platform pass-through costs	15,111	(1,270,073)

Total cost of revenues	(8,662,973)	(9,597,634)

Gross profit	8,233,498	8,711,306

Operating expenses:
Research and development	(470,626)	(501,685)
Selling and marketing	(1,859,359)	(2,171,231)
General and administrative	(4,200,692)	(3,265,701)
(including stock-based compensations of US$ 486,377 in the 3rd quarter of 2010)

Total operating expenses	(6,530,677)	(5,938,617)

Operating income	1,702,821	2,772,689

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income (continued)
Three months ended Sep 30, 2010 and 2009

	2010 Q3	2009 Q3
	USD	USD

Other income (expenses):
Interest income	9,988	12,761
Interest expense	(218,302)	(107,958)
Investment gain (loss)	100,992	(19,848)
Other income (expense), net	(63,874)	1,053

Income (loss) before income tax and minority interests	1,531,625	2,658,697

Income tax benefit (expense)	(152,850)	(84,410)
Minority interests	112,826	92,333

Net income (loss)(GAAP)	1,491,601	2,666,620

Amortization for intangible assets	43,116	335,797
Stock-based compensation costs	486,377	0

Net income (loss)(non-GAAP)	2,021,094	3,002,417

Basic GAAP EPS	0.08	0.14
Diluted GAAP EPS	0.08	0.14
Basic Non-GAAP EPS	0.11	0.16
Diluted Non-GAAP EPS	0.11	0.16

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Three months ended June 30, 2010 and 2009

	2010 Q3	2009 Q3
	USD	USD

Cash flows from operating activities:
Net income (loss)	1,491,600	2,666,619
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	687,164	511,395
Amortization	374,098	698,617
Bad debt provision	0	0
Loss on disposal fixed assets	(276,912)	1,530
Loss (gain) on disposal of affiliates	0	0
Minority interests	(112,826)	(92,333)
Share of equity in affiliate company	(100,992)	126,423
Income from short-term investment	0	0
Shares issued to independent directors	0	0
Decrease (increase) in trade accounts receivable, net	3,466,851	(922,722)
Decrease (increase) in costs and estimated earnings in excess of billing on uncompleted contracts	(4,492,933)	(8,688,261)
Decrease (increase) in due from related parties	1,162,770	26,096
Decrease (increase) in inventories	701,766	186,868
Decrease (increase) in precontract costs	(7,750)	842,920
Decrease (increase) in other current assets	(411,997)	602,048
Decrease (increase) in deferred income taxes assets - Current	1,126	0
Decrease (increase) in deferred income taxes assets - Non-current	(2,798)	(332,988)
Increase (decrease) in trade accounts payable	(870,343)	1,706,071
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	962,516	1,306,423
Increase (decrease) in employee and payroll accruals	(1,969,480)	(15,480)
Increase (decrease) in income taxes payable	180,276	449,041
Increase in due to related parties	382,578	0
Increase (decrease) in other current liabilities	618,882	(1,138,065)
Increase (decrease) in deferred income taxes liabilities	(25,755)	(34,917)
Others	486,377	0

Net cash provided by (used in) operating activities	2,244,220	(2,100,715)

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Three months ended June 30, 2010 and 2009

	2010 Q3	2009 Q3
	USD	USD

Cash flows from investing activities:
Capital expenditures	(723,977)	(1,108,821)
Payment of purchase of subsidiaries	0	(705,183)
Advances to affiliates	0	0
New investment of joint venture	0	0
Proceeds from disposal of fixed assets	6,503	17,060
Collection of advances to investments under equity method	0	0
Proceeds from disposal of investments under equity method	0	849,532

Net cash provided by (used in) investing activities	(717,474)	(947,412)

Cash flows from financing activities:
Deemed distribution	0	(634,120)
Payment of capital leases	(74,603)	(114,450)
Dividends paid to ex-owners	0	0
Proceeds from bank borrowings	3,133,814	7,321,716
Repayments of bank borrowings	(2,984,585)	(14,429,638)

Net cash provided by financing activities	74,626	(7,856,492)

Net increase in cash and cash equivalents	1,601,372	(10,904,619)

Cash at beginning of period	12,965,241	32,797,932
Cash at end of period	14,566,613	21,893,313

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Yucheng’s management has reported revenues, net income and earnings per share on a non-GAAP basis. Each of the terms as used by Yucheng is defined as follows:

Non-GAAP revenue, or revenues recognized on a net basis, is revenue from the resale of third-party hardware and software recognized net of the associated cost of revenue.

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for amortization of intangible assets resulting from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd.

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP.

Management of Yucheng believes that these non-GAAP revenue, net income and earnings per share measures are useful for understanding and assessing Yucheng’s underlying business performance and operating trends, and expects to report net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. These non-GAAP financial measures also facilitate management’s internal comparisons to Yucheng’s historical performance and liquidity. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Management of Yucheng notes that these measures may not be calculated on the same basis as similar measures used by other companies. Please find a reconciliation of non-GAAP figures to GAAP figures in the summary of financial information presented above.

Conference Call and Replay Information

Management will conduct a conference call to discuss the financial results for the three-month period ended September 30, 2010 on Thursday, November 11, 2010 at 8:00AM EST/ 9:00PM BJT.

To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 445681.

US	+1 866 652 5200
China Toll Free Number:	800 888 0221
China Toll Number:	400 810 0025
Hong Kong Toll Number:	+852 3005 1322
All Other Participants:	+86 10 5851 1520

A recording of the call will be accessible within 48 hours via Yucheng's website at http://www.yuchengtech.com/english/success.php?classid=41.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and approximately 2,200 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For Further Information

Steve Dai
+86 10 5913 7889
+86 10 5913 7700
investors@yuchengtech.com